Exhibit 3.2
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION
OF
OXIS INTERNATIONAL, INC.

Oxis International, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

1.           That the board of directors of the Corporation has duly adopted a resolution by the unanimous written consent of its members proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Corporation:

RESOLVED, that the first paragraph of Article FOURTH of the Corporation’s Second Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

“I. COMMON STOCK

The Company is authorized to issue a total of Six Hundred Million (600,000,000) shares of Common Stock, $0.001 par value per share.  Dividends may be paid on the Common Stock as and when declared by the Board of Directors, out of any funds of the Company legally available for the payment of such dividends, and each share of Common Stock will be entitled to one vote on all matters on which such stock is entitled to vote.”

2.           That in lieu of a meeting and vote of all of the stockholders, the stockholders holding a majority of the outstanding stock of the Corporation have given written consent to said amendment in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Anthony Cataldo, its Chief Executive Officer, this 9th day of February 2011.

By:  /s/ Anthony Cataldo
       Anthony Cataldo
       Chief Executive Officer